# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sol-Gel Technologies Ltd, CIK 0001684693
CUSIP: M8694L137
Title of class of securities: Ordinary Shares, par value NIS 1.0 per share
Address of issuer's principal executive offices: 7 Golda Meir St., Weizmann Science Park, Ness Tziona, Israel (L3), 7403648
Date of event which requires filing of this statement: 05/29/2025
Amends the filing with accession number 0001178913-18-000468
Filed by CIK 0001321178
Persons authorized to receive notices and communications: Perry Wildes, Adv., One Azrieli Center, Tel Aviv, Israel (L3), 6701101, 972-3-607-4444

## Reporting persons
- Moshe Arkin (CIK 0001321178): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 143,257; shared voting power 1,806,856; sole dispositive power 143,257; shared dispositive power 1,806,856; aggregate amount beneficially owned 1,950,113 (65.31% of the class)
  Comment: Rows (7) (8) (9) (10) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row 13: Based on 2,785,787 Ordinary Shares outstanding on June 11, 2025, as provided by the Issuer.
- M. Arkin Dermatology Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); shared voting power 1,806,856; shared dispositive power 1,806,856; aggregate amount beneficially owned 1,806,856 (60.52% of the class)
  Comment: Rows (8) (10) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row 13: Based on 2,785,787 Ordinary Shares outstanding on June 11, 2025, as provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 1.0 per share
Name of issuer: Sol-Gel Technologies Ltd
Address of issuer's principal executive offices: 7 Golda Meir St., Weizmann Science Park, Ness Tziona, Israel (L3), 7403648

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended to add the following paragraph:

Moshe Arkin purchased Ordinary Shares on the following dates and at the following prices per share: on May 7, 2025, Mr. Arkin purchased 2,104 Ordinary Shares at a price of $7.50 per share; on May 8, 2025, Mr. Arkin purchased 4,199 Ordinary Shares at an average price of $7.51 per share; on May 9, 2025, Mr. Arkin purchased 2,517 Ordinary Shares at an average price of $7.40 per share; on May 13, 2025, , Mr. Arkin purchased 4,430 Ordinary Shares at a price of $7.41 per share; on May 14, 2025, Mr. Arkin purchased 400 Ordinary Shares at a price of $7.40 per share; and on May 29, 2025, Mr. Arkin purchased 91,472 Ordinary Shares at an average price of $7.30 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of June 11, 2025, Arkin Dermatology owned directly (and therefore is deemed the beneficial owner of) 1,806,856 Ordinary Shares, which represented beneficial ownership of approximately 60.52% of the Company's outstanding Ordinary Shares. Arkin Dermatology has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

As of June 11, 2025, Mr. Arkin owned directly (and therefore is deemed the beneficial owner of) 143,257 Ordinary Shares, which represented beneficial ownership of approximately 5.14% of the Company's outstanding Ordinary Shares. Mr. Arkin has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, these Ordinary Shares.

In addition, as the sole shareholder and sole director of Arkin Dermatology, Mr. Arkin may be deemed to be the indirect beneficial owner of the 1,806,856 Ordinary Shares beneficially owned by Arkin Dermatology, which represented beneficial ownership of approximately 65.31% of the Company's outstanding Ordinary Shares. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Dermatology.

The total Ordinary Shares beneficially owned by Mr. Arkin as of June 11, 2025, is 1,950,112, which represented beneficial ownership of 65.31% of the Company's outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds:
No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this amended Schedule 13D were calculated based on 2,785,787 Ordinary Shares outstanding on June 11, 2025. Figures were provided by the Issuer.

## Signatures
- Moshe Arkin: /s/ Moshe Arkin, Moshe Arkin (06/12/2025)
- M. Arkin Dermatology Ltd.: /s/ Moshe Arkin, Moshe Arkin, Director (06/12/2025)